Exhibit 99.1
CONSENT OF INDEPENDENT AUDITORS
The Board of Directors
Minera Escondida Limitada:
We consent to the incorporation by reference in the registration statements (No. 33-46865, 333-8270, 33-64380, 333-7328, 333-10156, 333-13988, 333-147914) on Form S-8 of Rio Tinto plc and Rio Tinto Limited of our report dated September 12, 2007, with respect to the balance sheets of Minera Escondida Limitada as of June 30, 2007 and 2006 and the related statements of income, equity and cash flows for each of the years in the three-year period ended June 30, 2007, which report appears in the December 31, 2007, annual report on Form 20-F of Rio Tinto plc and Rio Tinto Limited.
/s/ KPMG Auditores Consultores Ltda.
KPMG Auditores Consultores Ltda.
Santiago, Chile
March 31, 2008